EXHIBIT 99.2
                                                                  ------------

                                                           [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]


NEWS RELEASE

February 7, 2006

--------------------------------------------------------------------------------------------------------------------
ARC ENERGY TRUST ANNOUNCES DECEMBER 31, 2005 YEAR END FINANCIAL RESULTS
--------------------------------------------------------------------------------------------------------------------
CALGARY, February 7, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or
"the Trust") released today its December 31, 2005 year-end financial results.

                                                          Three Months Ended                        Year Ended
                                                             December 31                            December 31
                                                        2005             2004                2005              2004
--------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties                             365,298          232,112           1,165,197           901,782
     Per unit (7)                                       1.89             1.23                6.10              4.85
     Per boe                                           67.16            44.91               56.75             43.32
Cash flow (3)                                        207,620          106,935             639,511           448,033
     Per unit (7)                                       1.07             0.57                3.35              2.41
     Per boe                                           38.17            20.69               31.15             21.53
Net income                                           130,474          112,995             356,935           241,690
     Per unit (1)                                       0.68             0.61                1.90              1.32
Cash distributions                                   115,671           83,530             376,566           329,977
     Per unit (1)                                       0.60             0.45                1.99              1.80
Payout ratio (5)                                         56%              78%                 59%               74%
Net debt outstanding (4)                             578,086          264,842             578,086           264,842

OPERATING
Production
     Crude oil (bbl/d)                                25,534           22,969              23,282            22,961
     Natural gas (mcf/d)                             177,859          174,674             173,800           178,309
     Natural gas liquids (bbl/d)                       3,943            4,097               4,005             4,191
     Total (boe/d)                                    59,120           56,179              56,254            56,870
Average prices
     Crude oil ($/bbl)                                 62.12            49.48               61.11             47.03
     Natural gas ($/mcf)                               12.05             6.82                8.96              6.78
     Oil equivalent ($/boe) (6)                        67.16            44.91               56.75             43.32
Operating netback ($/boe)
     Commodity and other revenue (before hedging)      67.16            44.91               56.75             43.32
     Transportation costs                              (0.65)           (0.73)              (0.70)            (0.71)
     Royalties                                        (13.51)           (8.75)             (11.46)            (8.51)
     Operating costs                                   (7.16)           (6.77)              (6.93)            (6.71)
     Netback (before hedging)                          45.84            28.66               37.66             27.39
--------------------------------------------------------------------------------------------------------------------
TRUST UNITS
(thousands)
Total units outstanding and issuable for exchangeable
     shares, end of period                           202,039          188,804             202,039           188,804
Weighted average units (2)                           190,510          185,539             188,237           183,123
--------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High                                                   27.58            17.38               27.58             17.98
Low                                                    20.45            15.61               16.55             13.50
Close                                                  26.49            17.90               26.49             17.90
Average daily volume                                 652,995          455,778             655,566           420,161
====================================================================================================================
(1)  Per unit amounts (with the exception of per unit distributions) are based on weighted average units.
(2)  Excludes trust units issuable for outstanding exchangeable shares at period end.
(3)  Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and expenditures on site restoration and reclamation.
(4)  Net debt excludes unrealized commodity and foreign exchange contracts.
(5)  Cash distributions divided by cash flow from operations.
(6)  Includes other revenue.
(7)  Per unit amounts are based on weighted average units plus units issuable for exchangeable shares at period end.

HIGHLIGHTS

o At $1.2 billion, revenue before hedging surpassed $1 billion for the first time in the Trust's history. Similarly, net income for 2005 of 366 million surpassed the previous record of $285 million.

o Cash flow in 2005 was up 43 per cent to $640 million from $448 million in 2004 primarily due to an increase in commodity prices throughout the year. Cash flow for the three months ended December 31, 2005 was $208 million, a 94 per cent increase over fourth quarter 2004 cash flow of $107 million. The results include cash flow for the final two weeks of December from the Redwater and NPCU properties that were acquired in late 2005.

o    Production  in 2005 averaged  56,254  barrels of oil  equivalent  per day
     ("boepd"), slightly less than the 56,870 boepd in 2004. Fourth quarter production averaged 59,120 boepd, a five per cent increase from 56,179 boepd in the comparative period in 2004. A significant achievement for ARC was a six per cent increase in production volumes from third quarter 2005 of 55,592 per boe to 59,120 per boe in the fourth quarter of 2005, primarily through ARC's internal drilling opportunities and exploitation of existing properties.

o ARC realized an average oil price of $61.11 per barrel in 2005 compared to $47.03 per barrel in 2004, a 30 per cent increase. ARC's average gas price was $8.96 per mcf compared to $6.78 per mcf, a 32 per cent year-over-year increase. In the fourth quarter, ARC averaged $62.12 per barrel for oil, a 26 per cent increase over $49.48 in the comparable period in 2004 and natural gas prices averaged $12.05 per mcf, up 77 per cent from $6.82 per mcf in the fourth quarter of 2004.

o Operating costs increased three per cent to $6.93 per boe in 2005 up from $6.71 per boe in 2004 in spite of significant increases in service costs across the oil and gas sector. Operating costs increased by six per cent in the fourth quarter of 2005 to $7.16 from $6.77 in the comparable period in 2004. Fourth quarter costs were impacted by inclusion of the higher cost of Redwater and NPCU properties for the last two weeks of the year. ARC's operations team's ability to keep the 2005 operating cost increase to three per cent is an excellent achievement as expectations are that industry average operating cost increases for 2005 will be significantly higher.

o Operating netbacks per boe before hedging increased 37 per cent to $37.66 per boe from $27.39 in 2004. Operating netbacks increased 60 per cent in the fourth quarter 2005 to $45.84 per boe from 28.66 per boe in the comparable period of 2004. Expenses remained reasonably consistent with the prior year, however commodity prices increased significantly.

o The payout ratio to unitholders was 59 per cent of cash flow in 2005 compared to 74 per cent in 2004. The remaining cash flow was used to fund 94 per cent of the capital program in 2005.

o Capital expenditures, excluding acquisitions, increased 39 per cent to $269 million from $194 million in 2004 due to an expanded program and increases in service costs across the oil and gas sector. In the fourth quarter of 2005, capital expenditures, excluding acquisitions, increased 83 per cent to $88 million from $48 million in the fourth quarter of 2004.

o Acquisitions during the year totaled $598 million, net of $20 million received for minor property dispositions or property swaps. The most significant acquisition occurred in December 2005, when ARC purchased 5,460 boepd of high quality, long-life properties in the Redwater and Pembina areas for $463 million.

o ARC issued nine million trust units in December 2005, at $26.65 per unit, raising $240 million that was used to pay down incremental debt associated with its acquisition program. The number of units outstanding increased from 186 million units to 199 million units as a result of the December equity offering, 2.4 million units issued under the distribution reinvestment plan and 1.5 million issued upon the exercise of units under the Employee Rights Plan. On a fully diluted basis including exchangeable shares, the number of units outstanding increased to 202 million from 189 million at year-end 2004.

o ARC units closed at $26.49 on December 31, 2005 versus $17.90 at year-end 2004, a 48 per cent increase in the year. Distributions to unitholders were 11 per cent higher in 2005 at $1.99 per unit versus $1.80 per unit in 2004 as ARC increased its distributions from $0.15 per unit to $0.17 per unit effective with the September 2005 payment and further increased distributions to $0.20 per unit effective with the November 2005 payment. The annualized total return, which assumes the reinvestment of monthly distributions, increased from 36 per cent in 2004 to 62 per cent in 2005.

FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
($CDN millions, except per unit and volume data)      2005       2004  % Change
--------------------------------------------------------------------------------
Cash flow from operations (1)                        639.5      448.0        43
Cash flow from operations per unit (1)                3.35       2.41        39
Net income                                           356.9      241.7        48
Distributions per unit                                1.99       1.80        11
Payout ratio per cent (2)                               59         74       (20)
Daily production (boe/d) (3)                        56,254     56,870        (1)
================================================================================
(1) Cash flow from operating activities prior to the change in non-cash working capital and expenditures on site restoration and reclamation.
(2) Based on cash distributions divided by cash flow from operations before changes in non-cash working capital and expenditures on site restoration and reclamation.
(3) Reported production amount is based on company interest before royalty burdens.

CASH FLOW FROM OPERATIONS

Cash flow from operations increased by 23 per cent in the fourth quarter of 2005 to $207.6 million from $168.1 million in the third quarter of 2005. This increase in cash flow is a result of a six per cent increase in production and an 11 per cent increase in commodity prices relative to the third quarter. For the full year 2005, cash flow from operations increased by 43 per cent to $640 million from $448 million in 2004. This increase was primarily the result of higher commodity prices. The per unit cash flow from operations increased 39 per cent to $3.35 per trust unit from $2.41 per trust unit in 2004. The 2005 cash flow from operations included a cash loss of $87.6 million on commodity and foreign currency contracts while 2004 cash flow included a loss of $86.9 million on commodity and foreign currency contracts.

-------------------------------------------------------------------------------
($ thousands)                                               2005          2004
-------------------------------------------------------------------------------
Cash flow from operating activities                      616,711       446,418
    Change in non-cash working capital                    17,919        (1,617)
    Expenditures on site reclamation and restoration       4,881         3,232
-------------------------------------------------------------------------------
Cash flow from operations                                639,511       448,033
===============================================================================

The following table summarizes the calculation of cash flow and the variances in cash flow from operations between 2004 and 2005. It shows the variance is caused mainly by increased commodity pricing, with some of the price increase being paid out in increased royalties and a small decrease in revenue because of the one per cent decrease in the volumes produced.

-----------------------------------------------------------------------------------------------------------
                                                                                                Per Unit %
                                                                $ millions  $ per trust unit      variance
-----------------------------------------------------------------------------------------------------------
2004 CASH FLOW FROM OPERATIONS                              $        448.0             $2.41             -
-----------------------------------------------------------------------------------------------------------
Volume variance                                                      (12.2)            (0.07)           (3)
Price variance                                                       275.6              1.48            62
Cash losses on commodity and foreign currency contracts (1)           (0.6)            (0.00)            -
Royalties                                                            (58.3)            (0.31)          (13)
Expenses:
     Transportation                                                    0.5              0.00             -
     Operating                                                        (2.5)            (0.01)           (1)
     Cash G&A                                                         (6.0)            (0.03)           (1)
     Interest                                                         (3.6)            (0.02)           (1)
     Taxes                                                            (1.0)            (0.01)            -
     Realized foreign exchange loss                                   (2.2)            (0.01)            -
Other                                                                  1.8              0.01             -
Weighted average trust units                                             -             (0.09)           (4)
-----------------------------------------------------------------------------------------------------------
2005 CASH FLOW FROM OPERATIONS                              $        639.5             $3.35            39
===========================================================================================================

(1)Represents cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.

PRODUCTION

Production volumes in the fourth quarter of 2005 were 59,120 boe/d, a six per cent increase over the 55,592 boe/d produced in the third quarter of 2005. Approximately 913 boe/d of the increase is from the North Pembina and Redwater acquisitions completed on December 16, 2005 while the remaining 2,615 boe/d were added through a very active development program. For the full year 2005, production volumes averaged 56,254 boe/d compared to 56,870 boe/d in 2004. Production from the Redwater and NPCU area were included starting on December 16, 2005 (these areas are initially estimated to contribute 5,249 boe/d). The Trust exited 2005 with average daily production for the month of December in excess of 61,000 boe/d.

The Trust expects 2006 production to average 61,000 boe/d, an eight per cent increase over 2005.

--------------------------------------------------------------------------------------------------
PRODUCTION                                                2005            2004           % Change
--------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                       23,282          22,961                  1
Natural Gas (mcf/d)                                    173,800         178,309                 (3)
NGL (bbl/d)                                              4,005           4,191                 (4)
--------------------------------------------------------------------------------------------------
Total Production (boe/d) (1)                            56,254          56,870                 (1)
--------------------------------------------------------------------------------------------------
% Natural Gas Production                                    51              52                  -
% Crude Oil and Liquids Production                          49              48                  -
==================================================================================================

(1)Reported production for a period may include minor adjustments from previous production periods.

During the year, the Trust drilled 250 gross wells (218 net wells) on operated properties; consisting of 68 gross oil wells and 180 gross natural gas wells, most of which were shallow gas wells, and two dry holes for a total success rate of 99 per cent in 2005. In addition, the Trust participated in 269 gross wells drilled by other operators.

The following table summarizes the Trust's production by core area:

-------------------------------------------------------------------------------------------------------------------
                                              2005                                         2004
-------------------------------------------------------------------------------------------------------------------
                              TOTAL         OIL        GAS        NGL      Total      Oil        Gas           NGL
CORE AREA (1)                (BOE/D)    (BBLS/D)   (MMCF/D)   (BBLS/D)    (boe/d) (bbls/d)   (Mmcf/d)      (bbls/d)
-------------------------------------------------------------------------------------------------------------------
Central AB                     8,041      1,364       30.2      1,641      9,295    2,003        32.6         1,856
Northern AB & BC              18,286      6,026       65.3      1,381     19,026    5,733        71.1         1,441
Pembina & Redwater             7,953      4,166       17.7        832      7,433    3,742        17.5           772
S.E. AB & S.W. Sask.          11,298      1,499       58.7         15     10,871    1,658        55.2            14
S.E. Sask.                    10,676     10,227        1.9        136     10,245    9,825         1.9           108
-------------------------------------------------------------------------------------------------------------------
TOTAL                         56,254     23,282      173.8      4,005     56,870   22,961       178.3         4,191
===================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is Southeast, S.W. is Southwest.

COMMODITY PRICES

-----------------------------------------------------------------------------
BENCHMARK PRICES                         2005           2004        % Change
-----------------------------------------------------------------------------
AECO gas ($/mcf) (1)                     8.45           6.79              24
WTI oil (US$/bbl) (2)                   56.61          41.43              37
USD/CAD foreign exchange rate            0.83           0.77               8
WTI oil (CDN$/bbl)                      68.52          53.81              27
==============================================================================
(1) Represents the AECO monthly posting.
(2) WTI represents West Texas Intermediate posting as denominated in US$.

ARC's realized oil prices declined in the fourth quarter of 2005 by 10 per cent to $62.12 per barrel from $69.37 in the third quarter. For the full year, the average price of WTI oil in Canadian dollars increased by 27 per cent to $68.52 versus $53.81 in 2004.

ARC's realized natural gas price increased strongly in the fourth quarter to $12.05 per mcf compared to $9.08 per mcf in the third quarter. Alberta AECO Hub monthly index prices averaged $8.45 per mcf in 2005 compared to $6.79 per mcf in 2004. ARC's realized gas price, before hedging, increased by 32 per cent to $8.96 per mcf compared to $6.78 per mcf in 2004. ARC's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC realized $67.16 per boe in the fourth quarter an 11 per cent increase over the $60.66 averaged in the third quarter as the increase in gas prices more than compensated for the decline in oil prices. For the full year 2005, ARC realized $56.75 per boe in 2005, a 31 per cent increase over the $43.32 per boe received prior to hedging in 2004.

The following is a summary of realized prices:

-----------------------------------------------------------------------------
ARC REALIZED PRICES                               2005       2004   % Change
-----------------------------------------------------------------------------
Oil ($/bbl)                                      61.11      47.03         30
Natural gas ($/mcf)                               8.96       6.78         32
NGL's ($/bbl)                                    49.92      39.04         28
-----------------------------------------------------------------------------
Total commodity revenue before hedging ($/boe)   56.54      43.13         31
Other revenue ($/boe)                             0.21       0.19         11
-----------------------------------------------------------------------------
TOTAL REVENUE ($/BOE)                            56.75      43.32         31
-----------------------------------------------------------------------------

=============================================================================

REVENUE

Revenue before hedging increased by $55 million to $365.3 million in the fourth quarter as compared to the third. The increase in revenue is a result of higher production and higher prices. Revenue increased to $1.2 billion in 2005, an increase of 29 per cent compared to 2004 revenue of $902 million. For the full year, significantly higher commodity prices caused this higher revenue.

A breakdown of revenue is as follows:

-------------------------------------------------------------------------------
REVENUE ($ thousands)                          2005          2004     % Change
-------------------------------------------------------------------------------
Oil revenue                                 519,272       395,203           31
Natural gas revenue                         568,710       442,537           29
NGL's revenue                                72,973        59,886           22
-------------------------------------------------------------------------------
Total commodity revenue                   1,160,955       897,626           29
Other revenue                                 4,242         4,156            2
-------------------------------------------------------------------------------
TOTAL REVENUE                             1,165,197       901,782           29
-------------------------------------------------------------------------------

===============================================================================

RISK MANAGEMENT

The Trust realized cash hedging losses of $26.4 million in the fourth quarter and $87.6 million for the year attributed primarily to capped contracts that expired on December 31, 2005.

The Trust continues to execute a risk management strategy focused on put and put spread structures to manage commodity prices and continues to use fixed rate swaps to manage foreign exchange and interest rate exposures. The purchase of a put involves paying a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation. At year end, the Trust had bought puts with an average floor on oil production of US$52.68/bbl and CAD$8.16/GJ on natural gas production. The Trust also entered into sold put transactions which offset the cost of the bought put premium. Total premiums of $12.4 million have been incurred to protect a portion of 2006 revenues.

In addition to the above contracts, the Trust entered into long-term risk management structures to lock in returns on production acquired through the Redwater and North Pembina Cardium Unit ("NPCU") acquisitions announced in December 2005. ARC has protected the 5,000 bbl/d through 2009 with a three way collar by partially financing the purchase of a US$55 floor with a sold US$40 put and US$90 call. ARC felt it prudent to sell the out-of-the-money put and call in order to reduce the cost of the US$55 floor and minimize its long-term premium commitments. As a result, ARC has US$55 price protection (down to US$40) on the acquired volumes costing an average of $1.9 million per year through 2009. If oil trades above US$90 in any one month, ARC will be limited to US$90 for that month, if WTI falls below US$40, ARC receives market price plus US$15 under the three way collar. For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at WWW.ARCENERGYTRUST.COM.

At the date of this report the Trust had upside participation on all produced volumes, except as noted above, with downside price protection on 39 per cent of liquids production and 14 per cent of natural gas production (26 per cent of produced BOEs).

GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS

The Trust recorded a realized loss on commodity and foreign currency contracts of $87.6 million in 2005 virtually the same amount as realized in 2004.

The following is a summary of the gain (loss) on commodity and foreign currency contracts for 2005:

------------------------------------------------------------------------------------------------ ----------
COMMODITY AND FOREIGN CURRENCY CONTRACTS        CRUDE OIL &   NATURAL      FOREIGN       2005         2004
($ thousands)                                       LIQUIDS       GAS     CURRENCY      TOTAL        Total
------------------------------------------------------------------------------------------------ ----------
Realized cash (loss) gain on contracts (1)       (75,816)     (12,491)         749    (87,558)     (86,909)
Non-cash gain on contracts                             -            -            -          -        4,883
Non-cash amortization of opening deferred
hedge loss                                             -            -            -          -      (14,575)
Unrealized (loss) gain on contracts, change
in fair value (2)                                 16,465      (17,531)       1,066          -       10,533
------------------------------------------------------------------------------------------------ ----------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN       (59,351)     (30,022)                (87,558)
CURRENCY CONTRACTS                                                           1,815                 (86,068)
================================================================================================ ==========

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2) The unrealized loss on contracts represents the change in fair value of the contracts during the period.

OPERATING NETBACKS

The Trust's operating netback, prior to hedging losses, increased to $45.84 in the fourth quarter, bringing the full year average to $37.66 per boe, a 37 per cent increase when compared to the $27.39 per boe realized in 2004. The increase in netbacks in 2005 is due to higher commodity prices.

The netback was reduced by realized losses on commodity and foreign currency contracts of $4.26 per boe for 2005, similar to losses of $3.94 per boe in 2004.

The components of operating netbacks are shown below:

----------------------------------------------------------------------------------------- -----------
                                                                                    2005        2004
----------------------------------------------------------------------------------------- -----------
NETBACK                                               Oil      Gas       NGL       TOTAL       Total
                                                  ($/bbl)  ($/mcf)   ($/bbl)     ($/BOE)     ($/boe)
----------------------------------------------------------------------------------------- -----------
Weighted average sales price                        61.11     8.96     49.91       56.54       43.13
Other revenue                                           -        -         -        0.21        0.19
----------------------------------------------------------------------------------------- -----------
Total revenue                                       61.11     8.96     49.91       56.75       43.32
Royalties                                         (11.58)   (1.85)   (13.18)     (11.46)      (8.51)
Transportation                                     (0.13)   (0.21)         -      (0.70)      (0.71)
Operating costs (1)                                (8.62)   (0.98)    (4.69)      (6.93)      (6.71)
----------------------------------------------------------------------------------------- -----------
Netback prior to hedging                            40.78     5.92     32.04       37.66       27.39
Loss on commodity and foreign currency contracts   (8.83)   (0.20)         -      (4.26)      (3.94)
----------------------------------------------------------------------------------------- -----------
Netback after hedging                               31.95     5.72     32.04       33.40       23.45
========================================================================================= ===========

(1) Operating costs are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

On a boe basis, royalties increased to $13.51 in the fourth quarter, up from $12.77 in the third quarter due to the higher gas prices received. As a percentage of pre-hedged commodity revenue, royalties declined modestly to
20.1 per cent from 21.3 per cent. For the full year, royalties increased to $11.46 per boe from $8.51 per boe in 2004 up 35 per cent. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses.
Royalties as a percentage of pre-hedged commodity revenue net of transportation costs remained unchanged at 20 per cent.

Operating costs of $7.16 per boe in the fourth quarter were up marginally from the $7.07 per boe experienced in the third quarter. For calendar year 2005, operating costs, net of processing income, remained relatively consistent at $142.2 million compared to $139.7 million in 2004. Operating costs per boe increased three per cent to $6.93 per boe in 2005 compared to $6.71 per boe in 2004. The higher cost of services throughout the industry particularly for service rigs, trucking costs and mechanical services has caused the increase in operating costs. These service costs increased at a materially higher rate than evidenced in the increase in ARC's operating costs, which is the result of strong cost control measures employed by ARC's operations group.

In 2006 it was originally expected that base operating costs prior to the Redwater and NPCU acquisitions would increase over 10 per cent over 2005 levels to $7.70 per boe. With the addition of the higher cost properties of Redwater and NPCU it is estimated that average operating costs will increase to $8.65 per boe in 2006.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

Cash general and administrative expenses ("G&A") in the fourth quarter, net of overhead recoveries on operated properties, increased to $7.6 million ($1.39 per boe) from $6.3 million ($1.23 per boe) in the third quarter. For the full year, cash G&A expenses increased to $27.4 million ($1.34 per boe) from $21.4 million ($1.03 per boe) in 2004. Increases in cash G&A expenses in total and per boe were the result of the increasing costs to manage the business associated with increased staff levels and increased compensation. Due to unprecedented levels of activity for ARC and for the industry as a whole in 2005, the costs associated with hiring, compensating and retaining employees and consultants has risen sharply. It is essential for the Trust to maintain competitive compensation levels to ensure that we continue to attract and retain the most qualified individuals.

The following is a breakdown of G&A and trust unit incentive compensation expense:

-------------------------------------------------------------------------------------------
G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE
($ thousands except per boe)                                  2005        2004    % Change
-------------------------------------------------------------------------------------------
G&A expenses                                                35,044      30,733          14
Whole Unit Plan Compensation expense (1)                     1,062           -         100
Operating recoveries                                        (8,659)     (9,307)         (7)
-------------------------------------------------------------------------------------------
Cash G&A expenses                                           27,447      21,426          28
Accrued non-cash compensation - Rights Plan                  6,525       5,171          26
Accrued non-cash compensation - Whole Unit Plan              8,774       2,915         201
-------------------------------------------------------------------------------------------
Total G&A and trust unit incentive compensation expense     42,746      29,512          45
-------------------------------------------------------------------------------------------
Cash G&A expenses per boe                                     1.34        1.03          30
Total G&A and trust unit incentive
compensation expense per boe                                  2.08        1.42          46
===========================================================================================

(1) Plan started in 2004 with the first cash payment made in April 2005.

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $15.3 million ($0.74 per boe) was recorded in 2005 compared to $8.1 million ($0.39 per boe) in 2004. This non-cash amount relates to estimated costs of the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan to December 31, 2005 and reflects the strong market performance of ARC's units during the year.

WHOLE TRUST UNIT INCENTIVE PLAN ("WHOLE UNIT PLAN")

In March 2004, the Board of Directors approved a new Whole Unit Plan to replace the Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan results in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the performance of the Trust compared to its peers based on a performance multiplier. The performance multiplier is based on the percentile rank of the Trust's Total Unitholder Return. The cash compensation issued upon vesting of the PTU's may range from zero to two times the number of PTU's originally granted.

The value associated with the RTU's and PTU's is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of RTU's and PTU's to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

This table shows the changes in 2005 of RTU's and PTU's outstanding:

-------------------------------------------------------------------------------
(in thousands of units)                    Number of RTU's     Number of PTU's
-------------------------------------------------------------------------------
Balance, beginning of year                             225                 128
Vested                                                 (79)                  -
Granted                                                367                 305
Forfeited                                              (34)                (42)
-------------------------------------------------------------------------------
Balance, end of year                                   479                 391
===============================================================================

Under the Whole Unit Plan, $9.8 million was paid or accrued during the year versus $2.9 million in 2004. The large increase in the accrued value of the RTU's and PTU's outstanding is attributed to the considerable increase in the Trust's unitholder value in the market, and the increase in the performance multiplier on the PTU's to 2.0 reflecting ARC's top quartile returns compared to other midsized oil and gas producers.

The Trust expects 2006 G&A costs, excluding non-cash G&A associated with the Trust's Rights Plan and Whole Unit Plan, to be approximately $1.70 per boe. In addition, the Trust expects 2006 non-cash G&A of approximately $0.75 per boe for the non-cash trust unit incentive compensation expense associated with the Rights Plan and Whole Unit Plan. The increasing G&A costs in 2006 are the result of higher compensation levels associated with hiring and retaining the most qualified employees and consultants as it is expected that the robust levels of activity will continue throughout the industry in 2006.

INTEREST EXPENSE

Interest expense increased to $16.9 million in 2005 from $13.3 million in 2004. The increase in interest expense is attributed to a higher average debt balance in 2005 compared to 2004 as a result of acquisitions funded by debt. Also during the year the Trust paid out an 8.05 per cent, US$21 million note and refinanced it at a lower interest rate. The amount paid to early settle this note was $1.3 million and was included as interest expense.

The following is a summary of the debt balance and interest expense:

--------------------------------------------------------------------------------
INTEREST EXPENSE                                     2005      2004    % Change
($ thousands)
--------------------------------------------------------------------------------
Period end debt balance (1)                       526,636   220,549         139
     Fixed rate debt                              268,156   220,259
     Floating rate debt                           258,480       290
--------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)    17,420    14,675          19
Gain on interest rate hedge                          (474)   (1,355)
--------------------------------------------------------------------------------
Net interest expense                               16,946    13,320          27
================================================================================
(1) Includes both long-term and current portions of debt.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

FOREIGN EXCHANGE GAINS AND LOSSES

The Trust recorded a gain of $6.4 million ($0.31 per boe) on foreign exchange transactions compared to a gain of $20.7 million ($1.00 per boe) in 2004. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $3.9 million in 2005 compared to $2.8 million in 2004. The increase in 2005 capital taxes was attributed to the higher taxable capital base as a result of asset acquisitions, partially offset by a decrease in the capital tax rate, as well as $0.9 million reassessment on prior years tax return filings by Star Oil & Gas Ltd., which ARC purchased in 2003.

Corporate acquisitions completed in 2005 resulted in the Trust recording a future income tax liability of $213.8 million due to the difference between the tax basis and the fair value assigned to the acquired assets. The amount of tax pools versus asset value is one of the parameters that impacts the Trust's acquisition bid levels.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased to $12.88 per boe in 2005 from $11.51 per boe in 2004. The higher DD&A rate is due to the Redwater and NPCU acquisitions in the fourth quarter of 2005 for which the Trust recorded a higher proportionate cost per barrel of proved reserves of the acquired properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2005 has resulted in higher accretion expense in 2005.

A breakdown of the DD&A rate is a follows:

-------------------------------------------------------------------------------
DD&A RATE                                            2005      2004   % Change
($ thousands except per boe amounts)
-------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                 259,308   235,094         10
Accretion of asset retirement obligation (2)        5,207     4,580         14
-------------------------------------------------------------------------------
Total DD&A                                        264,515   239,674         10
DD&A Rate per boe                                   12.88     11.51         12
===============================================================================
(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the period.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding acquisitions and dispositions, totaled $268.8 million in 2005 compared to $193.8 million in 2004. This amount was incurred on drilling, completions, geological, geophysical and facilities expenditures as ARC continues to develop its asset base. The significant increase in 2005 capital expenditures over 2004 were due to increased industry costs for drilling and associated development activities with the Trust objective of incurring a capital development program needed to replace production in the year.

In addition to the capital expenditures, the Trust completed net property additions of $92 million in 2005. Major property acquisitions were in the following areas: Berrymoor and Buck Creek in Alberta and Weirhill and Steelman in Saskatchewan.

The Trust also completed a number of corporate acquisitions including Romulus Exploration Inc. in June 2005 for total consideration of $42 million and companies holding the Redwater and NPCU properties in December 2005 for total consideration of $463 million.

The capital expenditures resulted in an increase in oil and gas reserves and a 310 per cent replacement of annual production as detailed in our year-end reserves news release.

Approximately 95 per cent of the $269 million capital program was financed from cash flow in 2005 versus 57 per cent in 2004. Property and corporate acquisitions were financed through debt and equity.

A breakdown of capital expenditures and net acquisitions is shown below:

---------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ thousands)                           2005      2004   % Change
---------------------------------------------------------------------------------------
Geological and geophysical                                  9,219     5,388         71
Drilling and completions                                  200,873   144,487         39
Plant and facilities                                       55,032    41,089         34
Other capital                                               3,710     2,820         32
---------------------------------------------------------------------------------------
Total capital expenditures                                268,834   193,784         39
---------------------------------------------------------------------------------------
Producing property acquisitions (1)                       112,683      (529)
Producing property dispositions (1)                       (20,038)  (57,691)
Corporate acquisitions (2)                                505,625    72,009
---------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions           867,104   207,573        318
---------------------------------------------------------------------------------------
Total capital expenditures financed with cash flow        256,104   110,846
Total capital expenditures financed with debt & equity    611,000    96,727
=======================================================================================

(1) Value is net of post-closing adjustments.
(2) Represents total consideration for the transactions, including fees but is prior to the related future income tax liability, asset retirement obligation, and working capital assumed on acquisition.

ARC expects to undertake significant capital development projects again in 2006 spending $25 million on a commercial scale Natural Gas from Coal ("NGC") project and incurring a $17 million increase in capital allocated to moderate risk exploration resulting in a total 2006 capital budget of approximately $340 million.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At December 31, 2005, the Trust has recorded an Asset Retirement Obligation ("ARO") of $165.1 million ($73 million at December 31, 2004) for future abandonment and reclamation of the Trust's properties. The ARO increased by $76.2 million during 2005 as a result of additional liabilities associated with the acquisitions of Redwater and NPCU, and the wells drilled in 2005. The ARO also increased because the inflation factor used to calculate the future retirement obligation was increased from 1.5 per cent to two per cent in 2005.The ARO further increased by $5.2 million for accretion expense in 2005 ($4.6 million in 2004) and was reduced by $4.9 million ($3.2 million in 2004) for actual abandonment expenditures incurred in 2005. The Trust did not record a gain or loss on actual abandonment expenditures incurred in 2004 as the costs closely approximated the liability value included in the ARO.

ARC contributed $6 million cash to its reclamation fund in 2005 ($6 million in 2004) and earned interest of $0.8 million ($1.2 million in 2004) on the fund balance. The fund balance was reduced by $4.6 million for cash-funded abandonment expenditures in 2005 ($3.1 million in 2004). This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year over 20 years in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred over the next 61 years. In addition, as a result of the Redwater and NPCU acquisitions the Trust has committed to additional yearly contributions starting at $6.1 million per year (resulting in a total 2006 contribution of 12.1 million) and declining yearly to the year 2055.

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

A breakdown of the Trust's capital structure is as follows:

------------------------------------------------------------------------------------------
($ thousands except per unit and per cent amounts)                       2005        2004
------------------------------------------------------------------------------------------
Revolving credit facilities                                           258,480         290
Senior secured notes                                                  268,156     220,259
Working capital deficit excluding short-term debt (1)                  51,450      44,293
------------------------------------------------------------------------------------------
Net debt obligations                                                  578,086     264,842
Units outstanding and issuable for exchangeable shares (thousands)    202,039     188,804
Market price per unit at end of period                                  26.49     17.90
Market value of trust units and exchangeable shares                 5,352,013   3,379,592
Total capitalization (2)                                            5,930,099   3,644,434
------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                         9.7%      7.3%
Net debt obligations                                                  578,086     264,842
Cash flow from operations                                             639,511     448,033
Net debt to cash flow                                                     0.9       0.6
==========================================================================================

(1) The working capital deficit excludes the balances for commodity and foreign currency contracts.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

On December 15, 2005 the Trust repaid the remaining US$21 million outstanding on its 8.05 per cent senior secured notes originally issued in November 2000 pursuant to an Uncommitted Master Shelf Agreement. The Trust paid US$1.1 million in order to retire this note based upon the discounted value of interest payable at the 8.05 per cent rate and current market interest rates. Concurrent with the repayment, US$75 million of senior secured notes were issued under an Amended Uncommitted Master Shelf Agreement. This note pays a quarterly coupon of 5.42 per cent per annum and requires equal principal payments of US$9,375,000 over an eight year period commencing in 2010.

In conjunction with the December acquisition of Redwater and the North Pembina Cardium Unit, the Trust increased its syndicated credit facility to $700 million and its working capital facility to $25 million resulting in a total borrowing base of $950 million. The increase in the borrowing base did not impact any key terms in the credit facility such as security or covenants. The next annual credit review will occur during the first quarter of 2006, at which time the Trust will reduce its unutilized credit facilities from $700 million to $550 million to reduce fees on credit facilities it does not expect to utilize in the near future.

The Trust intends to finance its $340 million 2006 capital program with cash flow and the proceeds of the distribution reinvestment program with any remainder being financed with debt.

UNITHOLDERS' EQUITY

At December 31, 2005, there were 202 million trust units issued and issuable for exchangeable shares, a seven per cent increase from the 188.8 million trust units issued and issuable for exchangeable shares at December 31, 2004.

The increase in the number of trust units outstanding is attributable to the following:

--------------------------------------------------------------------------------------------------
                                                                Average
                                                                  Price     Proceeds   # of units
                                                               per unit  ($ millions)   (millions)
--------------------------------------------------------------------------------------------------
Units Issued at December 31, 2004                                     -            -        185.8
December 2005 equity offering                                    $26.65        239.9          9.0
Units issued from treasury pursuant to DRIP program              $19.92         48.8          2.5
Units issued on exercise of employee rights                      $16.03         24.1          1.5
Units issued pursuant to exchange of ARL exchangeable shares     $11.04          4.0          0.3
--------------------------------------------------------------------------------------------------
UNITS ISSUED AT DECEMBER 31, 2005                                                           199.1
==================================================================================================

The Trust issued nine million units at $26.65 in December 2005 for proceeds of $239.9 million less underwriter's fees of $12 million for net proceeds of $227.9 million.

The Trust made its final issuance of rights under the Rights Plan during 2004. There will be no future issuances of rights as the rights plan was replaced with a new Whole Unit Plan in 2004. The existing rights plan will be in place until the remaining 1.3 million rights outstanding as of December 31, 2005 are exercised or cancelled. These rights have an average adjusted exercise price of $10.22 and an average remaining contractual life of 3.3 years and expire at various dates to March 22, 2009. Of the rights outstanding at December 31, 2005, a total of 0.6 million were exercisable at that time.

The Whole Unit Plan introduced in 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have trust units purchased for them in the market with the cash received upon vesting.

CASH DISTRIBUTIONS

ARC declared cash distributions of $377 million ($1.99 per unit), representing 59 per cent of 2005 cash flow compared to cash distributions of $330 million ($1.80 per unit), representing 74 per cent of cash flow in 2004. The remaining 41 per cent of 2005 cash flow ($263 million) was used to fund 95 per cent of ARC's 2005 capital expenditures and make contributions, including interest, to the reclamation fund ($6.8 million). The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Cash flow and cash distributions in total and per unit were as follows:

--------------------------------------------------------------------------- ---------------------------------
CASH FLOW AND DISTRIBUTIONS                         ($ millions)                      ($ per unit)
--------------------------------------------------------------------------- ---------------------------------
                                                2005        2004  % Change         2005      2004   % Change
--------------------------------------------------------------------------- ---------------------------------
Cash flow from operations                      639.5       448.0        43         3.35      2.41         39
Reclamation fund contributions (1)              (6.8)       (7.2)       (6)       (0.04)    (0.04)         -
Capital expenditures funded with cash flow    (256.1)     (110.8)      131        (1.34)    (0.60)       123
Other (2)                                          -           -         -         0.02      0.03          -
--------------------------------------------------------------------------- ---------------------------------
Cash distributions                             376.6       330.0        14         1.99      1.80         11
=========================================================================== =================================

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.

(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average trust units in the year.

Monthly cash distributions for the first quarter of 2006 have been set at $0.20 per trust unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period.

---------------------------------------------------------------------------------------------------------------
CALENDAR YEAR                            DISTRIBUTIONS (1)           TAXABLE PORTION         RETURN OF CAPITAL
---------------------------------------------------------------------------------------------------------------
2006 YTD (2)                                         $0.40                  $0.39 (2)                 $0.01 (2)
2005                                                  1.94                   1.90 (3)                  0.04 (3)
2004                                                  1.80                   1.69                      0.11
2003                                                  1.78                   1.51                      0.27
2002                                                  1.58                   1.07                      0.51
2001                                                  2.41                   1.64                      0.77
2000                                                  1.86                   0.84                      1.02
1999                                                  1.25                   0.26                      0.99
1998                                                  1.20                   0.12                      1.08
1997                                                  1.40                   0.31                      1.09
1996                                                  0.81                      -                      0.81
---------------------------------------------------------------------------------------------------------------
CUMULATIVE                                          $16.43                  $9.73                     $6.70
===============================================================================================================

(1) Based on cash distributions paid in the calendar year.
(2) Based on cash distributions paid in 2006 up to and including February 15, 2006 and estimated taxable portion of 2006 distributions of 98 per cent.
(3) Based on taxable portion of 2005 distributions of 98 per cent.

2005 MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid for 2005 along with relevant payment dates are as follows:

------------------------------------------------------------------------------------------------------------
EX- DISTRIBUTION DATE      RECORD DATE            DISTRIBUTION                  TOTAL    TAXABLE  RETURN OF
                                                  PAYMENT DATE           DISTRIBUTION    PORTION    CAPITAL
------------------------------------------------------------------------------------------------------------
December 29, 2004          December 31, 2004      January 17, 2005               0.15      0.147      0.003
January 27, 2005           January 31, 2005       February 15, 2005              0.15      0.147      0.003
February 24, 2005          February 28, 2005      March 15, 2005                 0.15      0.147      0.003
March 29, 2005             March 31, 2005         April 15, 2005                 0.15      0.147      0.003
April 27, 2005             April 30, 2005         May 16, 2005                   0.15      0.147      0.003
May 27, 2005               May 31, 2005           June 15, 2005                  0.15      0.147      0.003
June 28, 2005              June 30, 2005          July 15, 2005                  0.15      0.147      0.003
July 27, 2005              July 31, 2005          August 15, 2005                0.15      0.147      0.003
August 28, 2005            August 31, 2005        September 15, 2005             0.17     0.1666     0.0034
September 28, 2005         September 30, 2005     October 17, 2005               0.17     0.1666     0.0034
October 27, 2005           October 31, 2005       November 15, 2005              0.20      0.196      0.004
November 28, 2005          November 30, 2005      December 15, 2005              0.20      0.196      0.004
------------------------------------------------------------------------------------------------------------
Total 2005                                                                       1.94     1.9012       0.04
============================================================================================================

TAXATION OF CASH DISTRIBUTIONS

For Canadian tax purposes cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown and for tax information for non-resident unitholders, please visit our website at www.arcresources.com.

For 2005, cash distributions paid in the calendar year will be 98 per cent return on capital (taxable) and two per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 98 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust.

OBJECTIVES AND 2006 OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust has provided unitholders with the following one, three and five year returns (assuming the reinvestment of distributions):

--------------------------------------------------------------------------------------
TOTAL RETURNS                                   ONE YEAR     THREE YEAR     FIVE YEAR
($ per trust unit except for per cent)
--------------------------------------------------------------------------------------
Distributions per trust unit                        1.99           5.59          9.46
Capital appreciation per trust unit                 8.59          14.59         15.19
--------------------------------------------------------------------------------------
TOTAL RETURN PER TRUST UNIT                     $  10.58      $   20.18      $  24.65
ANNUALIZED TOTAL RETURN PER TRUST UNIT              62.4%          46.5%         38.8%
======================================================================================

To the end of 2005, the Trust has provided cumulative cash distributions of $16.23 per trust unit on distributions paid and declared as of December 31, 2005 and capital appreciation of $16.49 per trust unit for a total return of $32.72 per trust unit (27.9 per cent annualized total return) for unitholders who invested in the Trust at inception.

Following is a summary of the Trust's 2006 Guidance issued by way of press release on December 6, 2005:

                                                     2005
                                               REVISED GUIDANCE   ACTUAL 2005   % CHANGE   2006 GUIDANCE
---------------------------------------------------------------------------------------------------------
PRODUCTION (BOE/D)                                       56,000        56,254          -          61,000
---------------------------------------------------------------------------------------------------------
EXPENSES ($/BOE):
     Operating Costs                                       7.00          6.93        (1)            8.65
     Transportation                                        0.70          0.70          -            0.70
     G&A expenses - cash                                   1.25          1.34          7            1.70
     G&A expenses - stock compensation plans               0.60          0.74         23            0.65
     Interest                                              0.75          0.83         11            1.40
     Taxes                                                 0.15          0.19          -            0.15
---------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ MILLIONS)                           270           269          -             340
---------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE TRUST UNITS AND UNITS                    191.3         191.2          -           205.5
ISSUABLE (MILLIONS)
=========================================================================================================

Actual 2005 results were in line with 2005 guidance except for G&A expenses which were higher because of increased staff compensation costs and expected payments under the Long-Term Employee Incentive Plan. Interest costs increased because of corporate acquisitions funded by debt.

2006 CASH FLOW AND HEDGING SENSITIVITY

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

----------------------------------------------------------------------------------------------
                                                                        IMPACT ON ANNUAL
                                                                           CASH FLOW
BUSINESS ENVIRONMENT                         ASSUMPTION      CHANGE        $/UNIT           %
----------------------------------------------------------------------------------------------
Oil price (US$WTI/barrel) (1)                    $55.00       $1.00         $0.05        1.3%
Natural gas price (CDN$AECO/mcf) (1)             $10.55       $0.10         $0.03        0.6%
CAD/USD exchange rate                             $0.87       $0.01         $0.06        1.5%
Interest rate on debt                              4.1%        1.0%         $0.03        0.7%
----------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume (bbls/d)               31,000        1.0%         $0.02        0.5%
Gas production volumes (Mmcf/d)                   181.0        1.0%         $0.02        0.6%
Operating expenses per boe                        $8.60        1.0%         $0.01        0.2%
Cash G&A expenses per boe                         $1.70       10.0%         $0.02        0.6%
=============================================================================================

(1) Analysis does not include the effect of hedging.

QUARTERLY REVIEW

(CDN$ thousands,
except per unit
amounts)                                    2005                                             2004
----------------------------------------------------------------------- ------------------------------------------------
FINANCIAL                  Q4          Q3          Q2          Q1           Q4          Q3          Q2          Q1
Revenue before
royalties                 365,298     310,249     251,596      238,054     232,112     230,769     233,307      205,594
Per unit (1)                 1.89        1.62        1.32         1.26        1.23        1.23        1.26         1.12
Cash flow                 207,621     168,117     121,808      141,965     106,935     110,835     122,249      108,014
Per unit - basic  (1)        1.07        0.89        0.65         0.76        0.57        0.59        0.66         0.59
Per unit - diluted           1.07        0.88        0.64         0.25        0.56        0.59        0.65         0.58
Net income   (5)          130,474     114,601      73,215       38,646     114,801      39,537      51,181       40,122
Per unit - basic  (5)        0.68        0.61        0.39         0.21        0.61        0.21        0.28         0.22
Per unit - diluted           0.68        0.60        0.38         0.20        0.60        0.21        0.27         0.22
Cash distributions        115,671      92,559      84,469       83,867      83,531      83,178      82,053       81,215
Per unit (2)                 0.60        0.49        0.45         0.45        0.45        0.45        0.45         0.45
Total assets            3,251,161   2,483,540   2,427,463    2,303,948   2,304,998   2,316,297   2,309,599    2,278,608
Total liabilities       1,415,519     912,160     865,179      785,776     755,650     804,603     768,073      752,166
Net debt
 outstanding (4)          578,086     357,560     366,216      254,252     264,842     220,500     220,074      284,001
Weighted average units
(thousands) (3)           193,445     188,770     187,388      186,224     188,521     187,629     184,998      183,314
Units outstanding and
issuable at period end
(thousands) (3)           202,039     192,089     191,329      189,609     188,804     188,185     187,296      183,980
----------------------------------------------------------------------- ------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and
geophysical                 3,040       2,258       2,659        1,262         867         828       1,373        2,320
Drilling and
completions                65,684      65,676      33,465       36,042      39,125      42,553      24,867       37,942
Plant and facilities       17,037      14,803       8,703       14,495       6,183      11,668       7,282       15,956
Other capital               2,020         317         652          721       1,480         394         605          341
Total capital
expenditures               87,781      83,054      45,479       52,520      47,655      55,443      34,127       56,559
Property acquisitions
(dispositions), net         4,396       5,860      78,721        3,668      (1,036)     (5,345)    (53,412)       1,574
Corporate acquisitions
(6)                       463,443           -      42,182            -      41,449           -      30,560            -
Total capital
expenditures and  net
acquisitions              555,620      88,914     166,382       56,188      88,068      50,098      11,275       58,133
----------------------------------------------------------------------- ------------------------------------------------
OPERATING
Production
Crude oil (bbl/d)          25,534      23,513      22,046       21,993      22,969      22,496      22,720       23,663
Natural gas(Mmcf/d)         177.9       168.2       173.1        176.1       174.7       177.4       186.7        174.5
Natural gas liquids
(bbl/d)                     3,943       4,047       3,962        4,072       4,097       4,034       4,313        4,323
Total (boe/d 6:1)          59,120      55,592      54,860       55,410      56,179      56,096      58,147       57,075
Average prices
Crude oil ($/bbl)           62.12       69.37       58.37        53.63       49.48       51.00       47.43        40.41
Natural gas ($/mcf)         12.05        9.08        7.42         7.20        6.82        6.65        6.99         6.64
Natural gas liquids
($/bbl)                     57.14       50.43       46.13        46.57       43.72       42.30       38.22        32.30
Oil equivalent ($/boe)      67.16       60.66       50.40        47.74       44.62       44.72       44.09        39.58
----------------------------------------------------------------------- ------------------------------------------------
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High                        27.58       24.20       20.30        20.40       17.98       17.38       15.74        15.74
Low                         20.45       19.94       16.88        16.55       14.80       15.02       14.28        13.50
Close                       26.49       24.10       19.94        18.15       17.90       16.85       15.35        15.64
Average daily volume
(thousands)               653,995         599         605          895         456         384         337          502
======================================================================= ================================================

(1) Based on weighted average trust units and exchangeable shares.
(2) Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(4) Total current and long-term debt net of working capital. The 2004 and 2005 net debt outstanding excludes unrealized commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5) Net income and net income per unit have been restated due to the retroactive application of the change in accounting policies relating to non-controlling interest implemented in the fourth quarter of 2004.
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligations, and future income tax liability assumed on acquisition.

NON-GAAP MEASURES

Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital and expenditures on site restoration and reclamation.

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

CAUTION AS TO FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Trust. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including commodity prices, reservoir estimates and performance, exchange rates, drilling performance and industry conditions and the business risks discussed in the MD&A as at and for the year ended December 31, 2004, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward-looking information in this press release whether as a result of new information, future events or otherwise.

The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles
("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2004 Annual Report.

CONSOLIDATED BALANCE SHEETS
As at December 31 (unaudited)

(CDN$ thousands)                                                         2005                2004
--------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                 $            -       $       4,413
     Accounts receivable                                              122,956              72,881
     Prepaid expenses                                                  14,020               9,878
     Commodity and foreign currency contracts (Note 5)                  3,125              22,294
--------------------------------------------------------------------------------------------------
                                                                      140,101             109,466
Reclamation fund                                                       23,491              21,294
Property, plant and equipment                                       2,929,977           2,016,646
Goodwill                                                              157,592             157,592
--------------------------------------------------------------------------------------------------
Total assets                                                   $    3,251,161       $   2,304,998
==================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                  $      148,587       $     103,572
     Cash distributions payable                                        39,839              27,893
     Current portion of long term debt (Note 3)                             -               8,715
     Commodity and foreign currency contracts (Note 5)                  7,167              26,336
--------------------------------------------------------------------------------------------------
                                                                      195,593             166,516
Long-term debt (Note 3)                                               526,636             211,834
Other long-term liabilities (Note 4)                                   12,360               3,893
Asset retirement obligations (Note 6)                                 165,053              73,001
Future income taxes (Note 7)                                          515,877             300,406
--------------------------------------------------------------------------------------------------
Total liabilities                                                   1,415,519             755,650
==================================================================================================

COMMITMENTS AND CONTINGENCIES (Note 14)

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 8)                                      37,494              35,967

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 9)                                  2,230,842           1,926,351
     Contributed surplus (Note 10)                                      6,382               6,475
     Accumulated earnings                                           1,235,742             878,807
     Accumulated cash distributions (Note 12)                      (1,674,818)         (1,298,252)
--------------------------------------------------------------------------------------------------
Total unitholders' equity                                           1,798,148           1,513,381
--------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                      $    3,251,161       $   2,304,998
==================================================================================================

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS For the three and twelve months ended December 31 (unaudited)

                                                                Three Months Ended            Twelve Months Ended
                                                                    December 31                   December 31
($CDN thousands, except per unit amounts)                        2005          2004           2005         2004
------------------------------------------------------------------------------------------------------------------
REVENUE
     Oil, natural gas and natural gas liquids                 365,298       232,112      1,165,197      901,782
     Royalties                                                (73,486)      (45,242)      (235,293)    (177,032)
------------------------------------------------------------------------------------------------------------------
                                                              291,812       186,870        929,904      724,750
     Realized loss on commodity
          and foreign currency contracts (Note 5)             (26,434)      (31,198)       (87,558)     (86,909)
     Unrealized gain on commodity
          and foreign currency contracts (Note 5)              28,126        59,995              -          841
------------------------------------------------------------------------------------------------------------------
                                                              293,504       215,667        842,346      638,682
------------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation                                             3,531         3,796         14,289       14,798
     Operating                                                 38,956        35,007        142,240      139,716
     General and administrative                                15,325         6,082         42,746       29,512
     Interest on long-term debt                                 6,011         2,985         16,946       13,320
     Depletion, depreciation and accretion                     73,691        62,504        264,515      239,674
     Loss (gain) on foreign exchange                            1,401       (11,359)        (6,412)     (20,713)
------------------------------------------------------------------------------------------------------------------
                                                              138,915        99,015        474,324      416,307
------------------------------------------------------------------------------------------------------------------
Income before taxes                                           154,589       116,652        368,022      222,375
Capital and other taxes                                        (2,289)         (751)        (3,882)      (2,834)
Future income tax (expense) recovery (Note 7)                 (19,860)       (1,100)        (1,660)      26,100
------------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                    132,440       114,801        362,480      245,641
Non-controlling interest (Note 8)                              (1,966)       (1,806)        (5,545)      (3,951)
------------------------------------------------------------------------------------------------------------------
Net income                                                    130,474       112,995        356,935      241,690
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period                   1,105,268       765,812        878,807      637,117
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                         1,235,742       878,807      1,235,742      878,807
==================================================================================================================

------------------------------------------------------------------------------------------------------------------
Net income per unit (Note 13)
     Basic                                                       0.68          0.61           1.90         1.32
     Diluted                                                     0.68          0.60           1.88         1.31
==================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and twelve months ended December 31 (unaudited)
                                                                Three Months Ended            Twelve Months Ended
                                                                    December 31                   December 31
($CDN thousands)                                                 2005         2004             2005        2004
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                    130,474      112,995          356,935     241,690
Add items not involving cash
     Non-controlling interest                                   1,966        1,806            5,545       3,951
     Future income tax expense (recovery)                      19,860        1,100            1,660     (26,100)
     Depletion, depreciation and accretion                     73,691       62,504          264,515     239,674
     Non-cash gain on commodity
           and foreign currency contracts (Note 5)            (28,126)     (59,995)               -        (841)
     Unrealized gain (loss) on foreign exchange                 1,581      (11,344)          (6,359)    (18,427)
     Non-cash trust unit incentive compensation
           (Notes 10 and 11)                                    8,174         (131)          17,215       8,086
Expenditures on site restoration and reclamation               (1,846)        (981)          (4,881)     (3,232)
Change in non-cash working capital                             41,509       32,918          (17,919)      1,617
------------------------------------------------------------------------------------------------------------------
                                                              247,283      138,872          616,711     446,418
------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Borrowings (repayments) under revolving credit facilities     155,020     (178,259)         258,190    (162,555)
Issuance of senior secured notes                               62,478      177,322           62,478     177,322
Repayment of senior secured notes                              (8,214)      (8,347)          (8,214)     (8,347)
Issue of trust units                                          242,667        1,301          259,691      19,301
Trust unit issue costs                                        (12,197)        (132)         (12,218)       (152)
Cash distributions paid (Note 12)                             (92,628)     (76,703)        (318,238)   (301,936)
Payment of retention bonus                                          -            -           (1,000)     (1,000)
Change in non-cash working capital                             (1,999)      (3,839)            (179)       (397)
------------------------------------------------------------------------------------------------------------------
                                                              345,127      (88,657)         240,510    (277,764)
------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Corporate acquisition, net of cash received  (Note 2)        (462,814)     (39,325)        (504,996)    (39,385)
Acquisition of petroleum and natural gas properties            (3,109)         933          (93,824)        529
Proceeds on disposition of petroleum and natural
   gas properties                                                  73          104            2,538      57,691
Capital expenditures                                          (77,257)     (45,961)        (257,895)   (192,591)
Net reclamation fund contributions                               (228)        (947)          (2,197)     (4,113)
Changes in non-cash working capital                           (53,739)     (32,836)          (5,260)      1,333
------------------------------------------------------------------------------------------------------------------
                                                             (597,074)    (118,032)        (861,634)   (176,536)
------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                          (4,664)     (67,817)          (4,413)     (7,882)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  4,664       72,230            4,413      12,295
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            -        4,413                -       4,413
==================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2004 Annual Report.

2.   CORPORATE ACQUISITIONS

     REDWATER AND NORTH PEMBINA CARDIUM UNIT

     On December 16, 2005 the Trust acquired all of the issued and outstanding shares of three legal entities, 3115151 Nova Scotia Company, 3115152 Nova Scotia Company and 3115153 Nova Scotia Company which together hold the Redwater and North Pembina Cardium Unit assets (collectively "Redwater and NPCU") for total consideration of $462.8 million. The allocation of the purchase price and consideration paid were as follows:


     NET ASSETS ACQUIRED
     -------------------------------------------------------------------------
         Working capital deficit                               $        (629)
         Property, plant and equipment                               729,482
         Asset retirement obligations                                (70,700)
         Future income taxes                                        (195,339)
     -------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                 $     462,814
     =========================================================================

     CONSIDERATION PAID
     -------------------------------------------------------------------------
         Cash consideration and fees paid                      $     462,814
     -------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                  $     462,814
     =========================================================================

     The acquisition of Redwater and NPCU has been accounted for as an asset acquisition pursuant to EIC-124. In addition to consideration paid the Trust committed to make contributions to a restricted reclamation fund as detailed in Note 14.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $463.4 million and the associated tax basis of $93.3 million.

     These consolidated financial statements incorporate the operations of Redwater and NPCU from December 16, 2005.

     ROMULUS EXPLORATION INC.

     On June 30, 2005, the Trust acquired all of the issued and outstanding shares of Romulus Exploration Inc. ("Romulus") for total consideration of $42.2 million. The allocation of the purchase price and consideration paid were as follows:

     NET ASSETS ACQUIRED
     -------------------------------------------------------------------------
         Working capital deficit                               $      (1,359)
         Property, plant and equipment                                62,456
         Asset retirement obligations                                   (443)
         Future income taxes                                         (18,472)
     -------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                 $      42,182
     =========================================================================

     CONSIDERATION PAID
     -------------------------------------------------------------------------
         Cash and fees paid                                    $      42,182
     -------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                  $      42,182
     =========================================================================

     The acquisition of Romulus has been accounted for as an asset acquisition pursuant to EIC-124.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $44 million and the associated tax basis of $9 million.

     These consolidated financial statements incorporate the operations of Romulus from June 30, 2005.

3.   LONG-TERM DEBT

     ------------------------------------------------------------------------
                                                        2005             2004
     Revolving credit facilities
         Syndicated credit facility(1)           $   254,680                -
         Working capital facility                      3,800       $      290
     Senior secured notes
         8.05% USD Note                                    -           33,701
         5.42% USD Note                               87,443                -
         4.94% USD Note                               34,977           36,108
         4.62% USD Note                               72,868           75,225
         5.10% USD Note                               72,868           75,225
     ------------------------------------------------------------------------
     Total debt outstanding                      $   526,636       $  220,549
     ------------------------------------------------------------------------
     Current portion of debt                               -            8,715
     ------------------------------------------------------------------------
     Long-term debt                              $   526,636       $  211,834
     ========================================================================
     (1) Amount borrowed under the syndicated credit facility includes $2.9 million of outstanding checks in excess of bank balance.

     Amounts due under the working capital facility and the senior secured notes in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

     During the fourth quarter of 2005, the Trust repaid the total principal outstanding on the 8.05% USD note, incurring a make whole-premium in the amount of US$1.1 million which was paid in order to early settle the debt. This make-whole premium was charged to interest expense.

     In conjunction with the early retirement of the above notes, additional US$75 million 5.42% notes were issued on December 15, 2005.

4.   OTHER LONG-TERM LIABILITIES

                                                            2005          2004
     -------------------------------------------------------------------------
     Retention bonuses                               $     1,000     $   2,000
     Accrued long-term incentive compensation             11,360         1,893
     -------------------------------------------------------------------------
     Total other long-term liabilities               $    12,360     $   3,893
     =========================================================================

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at December 31, 2005 and 2004(see Note 11). This amount is payable in 2007 through 2008.

5.   FINANCIAL INSTRUMENTS


     The Trust is exposed to a number of financial risks as part of its normal course of business. The following is a summary of all derivative contracts in place as at December 31, 2005 in order to mitigate these risks:

     FINANCIAL WTI CRUDE OIL CONTRACTS
                                                         Volume     Bought Put       Sold Put
     Term                   Contract                      bbl/d        USD/bbl        USD/bbl
     ----------------------------------------------------------------------------------------
     2006
     Jan 06 - Mar 06      Bought Put                      3,000          50.00              -
     Jan 06 - Mar 06      Put Spread                      1,000          55.00          45.00
     Jan 06 - Jun 06      Put Spread                      2,000          50.00          40.00
     Jan 06 - Dec 06      Bought Put                      1,000          55.00              -
     Jan 06 - Dec 06      Put Spread                      1,000          55.00          45.00
     Apr 06 - Dec 06      Bought Put                      2,000          50.00              -
     Apr 06 - Dec 06      Put Spread                      2,000          55.00          45.00
     ----------------------------------------------------------------------------------------
             ANNUAL WEIGHTED AVERAGE                      6,992          52.68          43.68
     ----------------------------------------------------------------------------------------

     FINANCIAL AECO NATURAL GAS CONTRACTS
                                                         Volume     Bought Put       Sold Put
     Term                   Contract                       GJ/d         CAD/GJ         CAD/GJ
     ----------------------------------------------------------------------------------------
     2006
     Jan 06 - Mar 06      Bought Put                     10,000           8.00              -
     Jan 06 - Mar 06      Put Spread                     20,000           8.50           6.50
     Mar 06 - Mar 06      Put Spread                     10,000          10.00           8.00
     Apr 06 - Oct 06      Put Spread                     30,000           8.00           6.00
     ----------------------------------------------------------------------------------------
             ANNUAL WEIGHTED AVERAGE                     25,836           8.16           6.18
     ========================================================================================

     FINANCIAL AECO/NYMEX NATURAL GAS BASIS CONTRACTS
                                                                        Volume     Bought Put
     Term                   Contract                                   mmbtu/d      USD/mmbtu
     ----------------------------------------------------------------------------------------
     2006
     Jan 06 - Mar 06      Bought Put                                    10,000           8.00
     ----------------------------------------------------------------------------------------
             ANNUAL WEIGHTED AVERAGE                                     2,466           8.00
     ========================================================================================


     FINANCIAL FOREIGN EXCHANGE CONTRACTS
                                                         Volume           Swap           Swap
     Term                   Contract                     MM USD        CAD/USD        USD/CAD
     ----------------------------------------------------------------------------------------
     USD SALES CONTRACTS
     2006
     Jan 06 - Jun 06            Swap                       37.1         1.2239         0.8172
     Jan 06 - Dec 06            Swap                       60.0         1.1659         0.8577
     ----------------------------------------------------------------------------------------
             ANNUAL WEIGHTED AVERAGE                       78.6         1.1880         0.8417
     ----------------------------------------------------------------------------------------

                                                         Volume           Swap           Swap
     Term                   Contract                     MM USD        CAD/USD        USD/CAD
     ----------------------------------------------------------------------------------------
     USD PURCHASE CONTRACTS
     2006
     Oct 06 - Dec 06            Swap                       15.0         1.1685         0.8558
     ----------------------------------------------------------------------------------------
             ANNUAL WEIGHTED AVERAGE                        3.8         1.1685         0.8558
     ----------------------------------------------------------------------------------------

     FINANCIAL ELECTRICITY CONTRACTS (1)
                                                                     Volume           Swap
     Term                   Contract                                    MWh        CAD/MWh
     ----------------------------------------------------------------------------------------
     Jan 06 - Dec 10            Swap                                    5.0          63.00
     ========================================================================================
     (1)  Contracted volume is based on a 24/7 term.

     FINANCIAL INTEREST RATE CONTRACTS (1)
                                                   Principal   Fixed Annual      Spread on
     Term                   Contract                  MM USD       Rate (%)    3 Mo. LIBOR
     ----------------------------------------------------------------------------------------
     Jan 06- Apr 14             Swap                    30.5           4.62       38.5 bps
     Jan 06 - Apr 14            Swap                    32.0           4.62     (25.5) bps
     ----------------------------------------------------------------------------------------
     TOTAL AND ANNUAL WEIGHTED AVERAGE                  62.5           4.62        5.5 BPS
     ========================================================================================

     (1) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.

     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A realized gain of $0.3 million for the year ended 2005 ($0.4 million loss in 2004) on the electricity contract has been included in operating costs. The fair value unrealized loss on the electricity contract of $0.2 million has not been recorded on the consolidated balance sheet at December 31, 2005.

     Previously the Trust had entered into two interest rate swap contracts to manage the Company's interest rate exposure on debt instruments. These contracts were designated as effective accounting hedges on the contract date. During the year, one of these contracts was unwound at a nominal cost. In November 2005 the Trust entered into a new interest rate swap contract which it also designated as an effective accounting hedge. A realized gain of $0.5 million for the year on the interest rate swap contracts has been included in interest expense ($1.4 million gain in 2004). The fair value unrealized loss on the remaining two interest rate swap contracts of $1 million has not been recorded on the consolidated balance sheet at December 31, 2005.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted as assets and liabilities in the consolidated balance sheet based on their fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges:

                                                                     2005         2004
     ----------------------------------------------------------------------------------
     Fair value, beginning of year (1)                         $   (4,042)   $ (14,575)
     Fair value, end of year                                       (4,042)      (4,042)
     ----------------------------------------------------------------------------------
     Change in fair value of contracts in the year (1)                  -       10,533
     Realized losses in the year                                  (87,558)     (86,909)
     Non-cash amortization of crystallized hedging gains                -        4,883
     Amortization of opening mark to market loss                        -      (14,575)
     ----------------------------------------------------------------------------------
     Loss on commodity and foreign currency contracts (1)      $  (87,558)   $ (86,068)
     ==================================================================================

     Commodity and foreign currency contracts liability        $   (7,167)   $ (26,336)
     Commodity and foreign currency contracts asset            $    3,125    $  22,294
     ==================================================================================

     (1)Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

     The Trust recorded a loss on commodity and foreign currency contracts of $87.6 million in the statement of income for 2005 ($86.1 million in 2004). This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. Included in this amount is an unrealized gain of $nil million due to the change in fair value of the contracts in the period ($10.5 million in 2004). Realized cash losses on contracts during the year of $87.6 million ($86.9 million in 2004) and amortization expense of $nil of the opening deferred hedge loss ($14.6 million in 2004) have been included in this amount. In addition, this amount includes a non-cash amortization gain of nil ($4.9 million in 2004) relating to contracts that were previously recorded on the consolidated balance sheet.

6.    ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the movement in the Asset Retirement Obligation balance:

                                                                             2005           2004
     --------------------------------------------------------------------------------------------
     Carrying amount, beginning of year                                $   73,001      $  66,657
     Increase in liabilities relating to corporate acquisitions            71,143              -
     Increase in liabilities relating to development activities             5,096          7,524
     Increase (decrease) in liabilities relating to change in estimate     15,487         (2,528)
     Settlement of liabilities during the year                             (4,881)        (3,232)
     Accretion expense                                                      5,207          4,580
     --------------------------------------------------------------------------------------------
     Carrying amount, end of year                                      $  165,053      $  73,001
     ============================================================================================

7.   INCOME TAXES

     The future income tax expense of $19.9 million in the fourth quarter of 2005 included an expense of $9.5 million due to the unrealized gain of $28.1 million on commodity and foreign currency contracts. In the fourth quarter of 2004, the future income tax expense of $1.1 million included an expense of $20.6 million for the $59.9 million unrealized gain on commodity and foreign currency contracts. In addition, the Trust decreased its future tax rate applicable to temporary differences in the fourth quarter of 2005. This decreased the future tax expense recorded by $4.9 million.

8.   EXCHANGEABLE SHARES

     ARL EXCHANGEABLE SHARES                                               2005              2004
     --------------------------------------------------------------------------------------------
     Balance, beginning of year                                           1,784             2,011
     Exchanged for Trust units                                             (189)             (227)
     --------------------------------------------------------------------------------------------
     Balance, end of year                                                 1,595             1,784
     Exchange ratio, end of year                                        1.83996           1.67183
     --------------------------------------------------------------------------------------------
     Trust units issuable upon conversion, end of year                    2,935             2,982
     ============================================================================================

     Following is a summary of the non-controlling interest for December 31, 2005 and December 31, 2004:

                                                                                   2005          2004
     -------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of year                           $    35,967    $    36,311
     Reduction of book value for conversion to Trust units                      (4,018)        (4,295)
     Current period net income attributable to non-controlling interest          5,545          3,951
     -------------------------------------------------------------------------------------------------
     Non-controlling interest, end of year                                 $    37,494    $    35,967
     -------------------------------------------------------------------------------------------------
     Accumulated earnings attributable to non-controlling interest         $    20,684    $    15,139
     =================================================================================================

9.   UNITHOLDERS' CAPITAL

                                                              2005                2004
     --------------------------------------------------------------------------------------------------
                                                     NUMBER OF                    Number of
                                                   TRUST UNITS            $    Trust Units           $
     --------------------------------------------------------------------------------------------------
     Balance, beginning of year                        185,822    1,926,351        179,780   1,843,112
     Issued for cash                                     9,000      239,850              -           -
     Issued for properties                                   -            -          2,032      30,500
     Issued on conversion of ARL
         exchangeable shares (Note 8)                      333        4,018            363       4,295
     Issued on exercise of employee rights (Note 10)     1,500       24,052          1,751      20,672
     Distribution reinvestment program                   2,449       48,789          1,896      27,924
     Trust unit issue costs                                  -      (12,218)             -        (152)
     --------------------------------------------------------------------------------------------------
     Balance, end of year                              199,104    2,230,842        185,822   1,926,351
     ==================================================================================================

10.  TRUST UNIT INCENTIVE RIGHTS PLAN

     A summary of the changes in rights outstanding under the plan is as follows:

                                                               2005                            2004
     ----------------------------------------------------------------------------------------------------------
                                                                     WEIGHTED                         Weighted
                                                                      AVERAGE                          Average
                                                        NUMBER       EXERCISE           Number        Exercise
                                                     OF RIGHTS      PRICE ($)        of Rights       Price ($)
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          3,009          10.92            4,869           11.29
     Granted                                                 -              -               27           15.42
     Exercised                                          (1,500)         11.60           (1,751)          10.57
     Cancelled                                            (160)         10.99             (136)          11.60
     ----------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price          1,349          11.10            3,009           11.72
     Reduction of exercise price (1)                         -          (0.88)               -           (0.80)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                                1,349          10.22            3,009           10.92
     ==========================================================================================================

     (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

     The Trust recorded compensation expense of $6.5 million for the year ($5.2 million in 2004) for the cost associated with the rights. The compensation expense was based on the fair value of rights issued after January 1, 2003 which were outstanding in the first quarter of 2005 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 355,499 rights have been cancelled and 1,458,929 rights have been exercised to December 31, 2005.

     The following table reconciles the movement in the contributed surplus balance:

     ----------------------------------------------------------------------------------------------------------
                                                                                   2005                   2004
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year                                           $       6,475            $     3,471
     Compensation expense                                                         6,524                  5,171
     Net benefit on rights exercised (1)                                         (6,617)                (2,167)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                                                 $       6,382            $     6,475
     ==========================================================================================================

     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

11.  WHOLE TRUST UNIT INCENTIVE PLAN

     The Trust recorded compensation expense of $8.8 million and $1.9 million to general and administrative and operating expenses, respectively in 2005 ($2.9 million and nil in 2004) for the estimated cost of the plan. The compensation expense was based on the December 31, 2005 unit price of $26.49 ($17.90 in 2004), distributions of $0.20 per unit per month during the year ($0.15 per month in 2004), and the number of Restricted and Performance Trust Units ("RTU" and "PTU", respectively) to be issued on maturity.

                                                      2005                               2004
     ----------------------------------------------------------------------------------------------------
                                         NUMBER OF       NUMBER OF            Number of       Number of
                                           RTU'S             PTU'S                RTU's           PTU's
     ----------------------------------------------------------------------------------------------------
     Balance, beginning of year             224,398            128,331                 -               -
     Vested                                 (78,745)                 -                 -               -
     Granted                                367,030            304,655           226,837         128,908
     Forfeited                              (33,918)           (42,429)           (2,439)           (577)
     ----------------------------------------------------------------------------------------------------
     Balance, end of year                   478,765            390,557           224,398         128,331
     ====================================================================================================

     The following table reconciles the change in total accrued compensation liability relating to the Whole Trust Unit Incentive Plan:

                                                                           DECEMBER 31,      December 31,
     -----------------------------------------------------------------------------------------------------
                                                                                   2005              2004
     Balance, beginning of year                                           $       2,915       $         -
     Increase in liabilities in the year (net of cash payments)
         General and administrative expense                                       8,774             2,915
         Operating expense                                                        1,916                 -
         Property, plant and equipment                                            1,352                 -
     -----------------------------------------------------------------------------------------------------
     Balance, end of year                                                 $      14,957       $     2,915
     -----------------------------------------------------------------------------------------------------
     Current portion of liability                                                 3,597             1,022
     -----------------------------------------------------------------------------------------------------
     Long-term liability                                                  $      11,360       $     1,893
     =====================================================================================================

12.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, funds from operating activities adjusted for changes in non-cash working capital and expenditures on site restoration and reclamation, is reduced by reclamation fund contributions including interest earned on the fund and a portion of capital expenditures. The portion of cash flow withheld to fund capital expenditures is at the discretion of the Board of Directors.

                                                                  Three Months Ended          Twelve Months Ended
                                                                      December 31                 December 31
                                                                    2005        2004           2005        2004
     ------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities                         247,283     138,872        616,711     446,418
     Change in non-cash working capital                          (41,509)    (32,918)        17,919      (1,617)
     Expenditures on site reclamation and restoration              1,846         981          4,881       3,232
     ------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities
         after the above adjustments                             207,620     106,935        639,511     448,033
     Deduct:
         Cash withheld to fund capital expenditures              (90,220)    (21,215)      (256,104)   (110,846)
         Reclamation fund contributions and
              interest earned on fund                             (1,729)     (2,190)        (6,841)     (7,210)
     ------------------------------------------------------------------------------------------------------------
     Cash distributions (2)                                      115,671      83,530        376,566     329,977
     Accumulated cash distributions, beginning of period       1,559,147   1,214,722      1,298,252     968,275
     ------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period             1,674,818   1,298,252      1,674,818   1,298,252
     ============================================================================================================
     Cash distributions per unit (1)                                0.60        0.45           1.99        1.80
     Accumulated cash distributions per unit,
        beginning of period                                        15.63       13.79          14.24       12.44
     ------------------------------------------------------------------------------------------------------------
     ACCUMULATED CASH DISTRIBUTIONS PER UNIT,
         END OF PERIOD                                             16.23       14.24          16.23       14.24
     ============================================================================================================

     (1) Cash distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
     (2) Cash   distributions   include   non-cash  amounts  relating  to  the
         distribution reinvestment program.

13.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per trust unit has been determined based on the following:

                                                                  Three Months Ended          Twelve Months Ended
                                                                      December 31                 December 31
                                                                    2005        2004           2005        2004
     ------------------------------------------------------------------------------------------------------------
     Weighted average units(1)                                   190,510     185,539        188,237     183,123
     Trust units issuable on conversion of exchangeable shares(2)  2,935       2,982          2,935       2,982
     Dilutive impact of rights(3)                                    925       1,312          1,372       1,756
     ------------------------------------------------------------------------------------------------------------
     Diluted trust units                                         194,370     189,833        192,544     187,861
     ============================================================================================================

     (1) Weighted average trust units excludes trust units issuable for exchangeable shares.
     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
     (3) All outstanding rights were dilutive and therefore none have been excluded in the diluted trust unit calculation.

14.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments due by period as at December 31, 2005:

     -----------------------------------------------------------------------------------------------------------
                                                                      Payments Due By Period
     -----------------------------------------------------------------------------------------------------------
     ($ millions)                           2006      2007-2008        2009-2010      Thereafter          Total
     -----------------------------------------------------------------------------------------------------------
     Debt repayments (1)                       -          279.4             49.2           198.0          526.6
     Reclamation fund contributions (2)      6.1           11.8             10.2            80.9          109.0
     Purchase commitments                    2.4            3.4              3.2             8.0           17.0
     Operating leases                        4.1            8.1              7.3               -           19.5
     Derivative contract premiums (3)       12.4              -                -               -           12.4
     Retention bonuses                       1.0            1.0                -               -            2.0
     -----------------------------------------------------------------------------------------------------------
     Total contractual obligations          26.0          303.7             69.9           286.9          686.5
     ===========================================================================================================

     (1) Includes long term and short term debt.
     (2) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition.
     (3) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (See Note 5).

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

15.  SUBSEQUENT EVENTS

     FINANCIAL WTI CRUDE OIL CONTRACTS

     On January 12, 2006, the Trust entered into a series of $55 - $90 ($40) 3-way collars for the period February 2006 to December 2009 for 5,000 bbl/d. The contracts will result in a $7.5 million premium payment during the duration of the contracts.

     PROPERTY ACQUISITIONS

     During January 2006, the Trust acquired property, plant, and equipment for consideration of $26 million.

16.  RECLASSIFICATION

     Certain information provided for prior years has been reclassified to conform to the presentation applied in 2005.


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer

   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:
                Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600               Fax: (403) 509-6417
                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9